IBT Cap Strategies @TeamstersDC 4h4 hours ago

Aberdeen, Schroders and Hermes question US pharma over opioid abuse https://www.standard.co.uk/business/aberdeen-schroders-and-hermes-question-us-pharma-giants-over-opioid-abuse-a3768541.html … #corpgov

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IBT Cap Strategies @TeamstersDC Feb 14

$2.2 trillion investor coalition focused on #opioidcrisis at AmerisourceBergen $ABC #corpgov #teamsters $WBA

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IBT Cap Strategies @TeamstersDC Feb 14

Advisory firms back proposals requiring AmerisourceBergen to manage #opioidcrisis https://www.statnews.com/pharmalot/2018/02/14/advisory-firms-amerisourcebergen-opioids/ … via @statnews #corpgov $ABC $WBA #teamsters

[The first and third tweets link to articles with the titles shown above, the first tweet coming from the Evening Standard (Feb. 16, 2018), available at https://www.standard.co.uk/business/aberdeen-schroders-and-hermes-question-us-pharma-giants-over-opioid-abuse-a3768541.htmlwhile the third tweet is from statnews.com (Feb. 14, 2018), available at https://www.statnews.com/pharmalot/2018/02/14/advisory-firms-amerisourcebergen-opioids/]